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                                                                EXHIBIT (d)(12)

                   THE UNITED STATES LIFE INSURANCE COMPANY
                            IN THE CITY OF NEW YORK

                                  ENDORSEMENT

This endorsement has been added to and made a part of the policy to which it is attached.

During the first three years the policy is in force, the cost of insurance rates for policies issued with premium classes containing the term "Tobacco" will be the same as policies issued with the term "Standard Non-Tobacco". However, if the policy is issued with the term "Special" appearing in the premium class the "Standard Non-Tobacco" rates will be adjusted to reflect the extra amount being charged due to the health, occupation or avocation of the Insured.

If, during the first three policy years, We receive evidence satisfactory to Us that: (1) the Insured has not used tobacco in any form for the preceding 12 months; and (2) there has been no change in the Insured's health that would prevent him or her from qualifying for Our Standard Non-Tobacco premium class, We will continue to use Standard Non-Tobacco cost of insurance rates (adjusted as stated above for the term "Special") starting in the fourth policy year. If We do not receive satisfactory evidence, then cost of insurance rates will be Tobacco rates. We will send a notice to the Owner at least 30 days prior to the third policy anniversary that the Owner may submit a request to continue Standard Non-Tobacco rates.

The effective date of this endorsement is the Date of Issue of the policy.


                                                  /s/
                                                  ---
                                                  President

AGLC101287N-2004